ECOTEXT, INC.

**FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
AND
INDEPENDENT ACCOUNTANTS' REVIEW REPORT**

ECOTEXT INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS



Leone,
McDonnell
& Roberts
Professional Association
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • CONCORD
STRATHAM

To the Stockholder
ecoText, Inc.
Dover, New Hampshire

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

We have reviewed the accompanying financial statements of ecoText, Inc. (a C Corporation), which comprise the balance sheets as of December 31, 2019 and 2018 and the related statements of operations, statements of stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Leone McDonnell & Roberts
Professional Association

March 17, 2020
Dover, New Hampshire


ECOTEXT INC.

BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

LIABILITIES AND STOCKHOLDER'S EQUITY


	2019 (Unaudited)	2018 (Unaudited)
ACCOUNTS PAYABLE, TRADE	$ 1,200	$ -
Total liabilities	1,200	-
STOCKHOLDER'S EQUITY	(1,200)	(449)
Total	$ -	$ (449)


See Independent Accountants' Review Report
and
Notes to Financial Statements


ECOTEXT INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019 (Unaudited)	2018 (Unaudited)
GENERAL AND ADMINISTRATIVE EXPENSES		
Travel	$ 1,928	$ -
Legal and professional fees	1,679	1,003
Events and meetings	1,170	-
Office supplies	986	435
Advertising and marketing	203	-
Software expense	80	-
Total general and administrative expenses	6,046	1,438
LOSS FROM OPERATIONS	(6,046)	(1,438)

See Independent Accountants' Review Report
and
Notes to Financial Statements

ECOTEXT INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019 (Unaudited)	2018 (Unaudited)
CAPITAL STOCK		
Beginning balance	$ 449	$ -
Purchase of common stock	-	449
Ending balance	$ 449	$ 449
ADDITIONAL PAID IN CAPITAL		
Beginning balance	$ 989	$ -
Additions	4,846	989
Ending balance	$ 5,835	$ 989
ACCUMULATED DEFICIT		
Beginning balance	$ (1,438)	$ -
Net loss	(6,046)	(1,438)
Ending balance	$ (7,484)	$ (1,438)
SUMMARY OF COMPONENTS OF STOCKHOLDER'S EQUITY		
Capital stock	449	-
Additional paid in capital	5,835	989
Accumulated deficit	(7,484)	(1,438)
Total stockholder's equity	$ (1,200)	$ (449)

See Independent Accountants' Review Report
and
Notes to Financial Statements

ECOTEXT INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

	2019 (Unaudited)	2018 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss from operations	$ (6,046)	$ (1,438)
Increase in operating liabilities:		
Accounts payable, trade	1,200	-
NET CASH USED IN OPERATING ACTIVITIES	(4,846)	(1,438)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital	4,846	989
Proceeds from issuance of stock	-	449
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,846	1,438
NET CHANGE IN CASH	-	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	$ -	$ -

**See Independent Accountants' Review Report
and
Notes to Financial Statements**

5

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

ecoText Inc. (the Company) was established to deliver online textbooks to students by providing an easy and affordable platform. The Company is an online textbook platform that creates direct economic links between students, universities and publishers. The Company's model allows for the textbook price for students to be embedded within their tuition. The textbooks are then digitally available to the students. The Company's goal is to simplify the textbook buying process, by having all materials in one area that is interactive with students and faculty while reducing costs for the consumer and publisher and reducing the environmental impact of the textbook production process.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of less than three months to be cash equivalents. The Company had no cash equivalents at December 31, 2019 and 2018.

NOTE 2. RISKS AND UNCERTAINTIES

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the United States and worldwide, along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 3. **INCOME TAXES**
The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2019, and 2018, the Company does not believe that it has taken any tax positions that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

NOTE 4. **CAPITAL STRUCTURE**

Common Stock
As of December 31, 2019, the Company had 10,000,000 shares of common stock authorized, of which 4,488,000 are held by the Company's sole stockholder. Furthermore, 5,512,000 have been reserved for the Equity Incentive Plan. The common shares are voting and have a par value of $.0001 per share.

Equity Incentive Plan
The Company has a stock incentive plan pursuant to which it has set aside 5,512,000 shares of common stock to be awarded at the Board of Directors discretion. The shares distributed under the Plan shall be exercisable at such terms and conditions the Board may specify in the Option Agreement. During 2019 4,312,000 shares were issued under the plan. 1,200,000 remain available to issue to those qualified under the plan.

NOTE 5. **THIRD PARTY AGREEMENT**
The Company has entered into an agreement with an unrelated third party, NetCapital, regarding its offering of securities. NetCapital will provide the platform for facilitation of shares of ecoText, Inc. stock. NetCapital will make its website available and assist in the preparation and support of the Company's stock offering. They also will be assisting in filing all applicable Securities and Exchange Commission (SEC) necessary filings. NetCapital will provide all applicable information to ecoText, Inc. about the investors who have made any investments in the Company through its platform. For these services, the Company is required to pay an initial fee of $1,500. The Company agrees to pay a 4.9% offering fee based on the amount raised when securities are sold, in connection with launching the offering on the site. If the Company decides to withdraw, there is a $2,500 withdrawal fee.

NOTE 6. **SUBSEQUENT EVENTS**
Management has evaluated subsequent events through March 17, 2020 the date the financial statements were available to be issued.